UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Abaxis, Inc.
 (Exact name of registrant as specified in its charter)

California	000-19720	77-0213001
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3240 Whipple Road
Union City, CA 94587
 (Address of principal executive offices, including zip code)

Clinton H. Severson, (510) 675-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Abaxis, Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016. A copy of Abaxis’ Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available in the Investor Relations section of the Company’s website at http://www.abaxis.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Abaxis is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABAXIS, INC.

By:	/s/ Clinton H. Severson	Date: May 31, 2017
Clinton H. Severson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Abaxis, Inc.